Exhibit 2.10

CEQUENCE ENERGY LTD.

MATERIAL CHANGE REPORT

Form 51-102F3

1.	Name and Address of Company:

Cequence Energy Ltd.

702, 2303 – 4th St. SW

Calgary, Alberta T2S 2S7

2.	Date of Material Change:

July 30, 2009

3.	News Release:

A press release disclosing the nature and substance of the material change was issued on July 30, 2009 through the facilities of Marketwire.

4.	Summary of Material Change:

On July 30, 2009, Cequence Energy Ltd. (formerly Sabretooth Energy Ltd.) (the “Company”) closed the previously announced recapitalization transactions which provided for a private placement, the appointment of a new management team and board of directors and the acquisition of a private oil and gas company. These transactions were approved by the shareholders of the Company at the annual and special meeting of shareholders held on July 29, 2009.

5.	Full Description of Material Change:

On July 30, 2009, the Company closed the previously announced recapitalization transactions which provided for a private placement, the appointment of a new management team and board of directors and the acquisition of a private oil and gas company (collectively, the “Transactions”). The Transactions were approved by the shareholders of the Company at the annual and special meeting of shareholders held on July 29, 2009 (the “Meeting”).

The new management team is led by Howard Crone as President and Chief Executive Officer, Richard Thompson as Executive Vice President, David Gillis as Chief Financial Officer and Vice President, Finance, Hany Beshry as Vice President, Exploration, Robin Bieraugle as Vice President, Operations, Nathan MacBey as Vice President, Land and Erin Thorson as Controller. The new Board of Directors of Sabretooth is comprised of Donald Archibald as Chairman, Howard Crone, Richard Thompson, Paul Colborne, Peter Bannister, Brent Perry and Hank Swartout. Mr. Perry and Mr. Swartout were both previously directors of the Company.

In connection with the closing of the Transactions, the new management, directors, certain employees and consultants of the Company and their permitted assigns (as well as a former officer of the Company) purchased approximately 25.5 million common shares of the Company at a price of $0.37 per share for aggregate subscription proceeds of approximately $9.44 million (the “Private Placement”). Under the terms of the Private Placement, seventy-five percent of the common shares acquired by this group are subject to contractual escrow arrangements with the Company, with one-third of the escrowed shares being released on each of the first, second and third anniversaries of the closing.

The Company also acquired all the shares of a private oil and gas company owned by certain members of the new management team in exchange for the issuance of an aggregate of approximately 1.5 million common shares of the Company at a price of $0.37 per share. Seventy-five percent of these shares have also been deposited into escrow and are subject to the same escrow release conditions as the common shares issued pursuant to the Private Placement. The assets of this privately held oil and gas company currently include approximately $400,000 of cash and undeveloped land of $150,000.

As part of the completion of the Transactions, the new management and certain directors were issued 20,800,000 performance warrants convertible into non-voting shares of the Company. Each performance warrant has an exercise price of $0.47 per non-voting share and will be exercisable upon reaching certain common share trading price thresholds. The Company’s articles were also amended to change the terms of the non-voting shares to ensure equitable economic treatment between holders of common shares and holders of non-voting shares.

At the Meeting, shareholders also approved the change of the Company’s name to “Cequence Energy Ltd.” and the consolidation of the Company’s common shares on a four-for-one basis. The Company has filed articles of amendment to give effect to the name change and, as a result, the Company now carries on business as “Cequence Energy Ltd.”. In connection with the change of Company’s name, the Company’s trading symbol will be changed from “SAB” to CQE”.

The articles of amendment which will give effect to the consolidation are currently intended to be filed after August 14, 2009, following the expiry of the Company’s previously issued rights which were issued pursuant to a short form prospectus dated June 30, 2009. The Company will issue a press release announcing the effective date of the share consolidation prior to effecting such consolidation. In addition, a letter of transmittal will be mailed to shareholders in due course to be used by shareholders to exchange their old share certificates representing common shares for new share certificates representing common shares on a post-consolidation basis with the Company’s new name.

In addition, shareholders approved the adoption and implementation of a shareholder rights plan. The shareholder rights plan is intended to ensure that the holders of common shares and non-voting shares are treated equitably in the event a takeover bid is made for either the common shares or the non-voting shares or in certain other circumstances. The shareholder rights plan will have the practical effect of requiring that certain acquisitions of the common shares or the non-voting shares be undertaken by way of an offer for all the shares of both classes at the same price per share.

Upon closing of the Transactions, the Company’s subscription receipts previously issued on June 18, 2009 were converted, for no additional consideration and without further action, into common shares of the Company. Holders of the subscription receipts will receive one common share of the Company for each subscription receipt held. The Company has qualified the distribution of the common shares issued upon conversion of the subscription receipts by a short form prospectus dated July 21, 2009. Share certificates representing the common shares issued upon conversion of the subscription receipts will be mailed to the former subscription receipt holders in due course.

As a result of the satisfaction of all escrow release conditions upon closing of the Transactions, the net proceeds from the subscription receipt offering, which were being held in escrow, were released to the Company and will be used by the Company to fund future acquisitions, exploration and development opportunities and for general corporate purposes.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Howard Crone, President and Chief Executive Officer

Cequence Energy Ltd.

702, 2303 – 4th St. SW

Calgary, Alberta T2S 2S7

Phone: (403) 229-3050

Fax:     (403) 229-0603

9.	Date of Report:

Dated August 7, 2009.